Exhibit 99.2

Senior Housing Properties Trust

Fourth Quarter 2011

Supplemental Operating and Financial Data


SNH

All amounts in this report are unaudited.

SNH LISTED NYSE

Premier Residences of Chevy Chase
Chevy Chase, MD.
AL/IL.
Living Units: 337.

TABLE OF CONTENTS


SNH


SNH

WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS AND MAINTAIN CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON OUR TENANTS AND THEIR ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES; AND
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES.


SNH

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO MATCH FIVE STAR'S COST INCREASES;
  - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES; AND
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Crimson Pointe, Rockford, IL.
AL.
Units: 73


SNH

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals, wellness centers, and properties leased to medical providers or medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2011, RMR managed a large portfolio of publicly owned real estate, including over 1,470 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. RMR also provides management services to (i) Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant, (ii) TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT, and (iii) Sonesta International Hotels Corporation, a manager of hotels which are owned by HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly offered mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $20 billion as of December 31, 2011. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business plan is to maintain our portfolio of independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living communities where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349


SNH

COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 12/31/11) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	Percent	Q4 2011 NOI (2)	Percent
Independent living (3)	56	14,163		$ 1,638,263	34.7%	$ 35,802	32.6%
Assisted living (3)	145	10,491		1,217,449	25.8%	29,579	27.0%
Nursing homes (3)	48	5,024		205,155	4.3%	5,830	5.3%
Rehabilitation hospitals	2	364		70,792	1.5%	2,604	2.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	4,439	4.1%
Medical office buildings (MOBs)	108	7,630,000	sq. ft.	1,409,915	29.9%	31,270	28.6%
Total	369			$ 4,721,591	100.0%	$ 109,524	100.0%

Operating Statistics by Tenant / Managed Properties ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q4 2011 NOI (2)	Tenant / Managed Properties Operating Statistics (4): Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1)	89	6,539		$ 15,192	1.23x	84.3%
Five Star (Lease No. 2)	48	6,140		14,726	1.42x	82.2%
Five Star (Lease No. 3)	28	5,618		17,312	1.48x	86.2%
Five Star (Lease No. 4)	25	2,614		6,308	1.13x	84.2%
Sunrise Senior Living, Inc. / Marriott (5)	14	4,091		11,818	1.60x	89.6%
Brookdale Senior Living, Inc.	18	894		3,377	2.23x	92.1%
5 private companies (combined)	7	959		1,236	2.75x	84.0%
TRS Managed (6)	22	3,187		3,846	NA	84.2%
Wellness centers	10	812,000	sq. ft.	4,439	2.14x	100.0%
Multi-tenant MOBs	108	7,630,000	sq. ft.	31,270	NA	95.9%
Total	369			$ 109,524		

(1) Amounts are before depreciation, but after impairment write downs, if any.
(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income. During the fourth quarter of 2011, we recognized $11.3 million of percentage rent for the year ended December 31, 2011.
(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(4) Operating data for multi-tenant MOBs are presented as of December 31, 2011; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended September 30, 2011, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(5) Marriott International, Inc., or Marriott, guarantees this lease.
(6) These 22 senior living communities acquired by us since June 2011 are leased to our taxable REIT subsidiary, or our TRS, and managed by Five Star; operating data for TRS managed properties are presented from the date of acquisition through December 31, 2011.

INVESTOR INFORMATION


SNH

Board of Trustees

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle, Treasurer & Chief Financial Officer, at (617) 219-1405 or rdoyle@snhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, or Elisabeth Heiss, Manager, Investor Relations (617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.


SNH

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

Jefferies & Company
Tayo Okusanya
(212) 336-7076

JMP Securities
Peter Martin
(415) 835-8904

Morgan Stanley
Paul Morgan
(415) 576-2627

Raymond James
Paul Puryear
(727) 567-2253

RBC
Frank Morgan
(615) 372-1331

R.W. Baird
David AuBuchon
(314) 445-6520

Sandler O'Neill & Partners
James Milam
(212) 466-8066

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

UBS
Ross Nussbaum
(212) 713-2484

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Gene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.


FINANCIAL INFORMATION
Aurora
Health
Center
Aurora Health Care
Walk-In Care

Racine Clinic, Racine, WI.
Medical Office Building.
Major Tenant: Aurora Healthcare.
Square Feet: 82,154.


SNH

KEY FINANCIAL DATA

(share amounts and dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Shares Outstanding (1):					
Common shares outstanding (at end of period)	162,646	153,446	141,874	141,864	141,855
Weighted average common shares outstanding during period	160,946	153,385	141,869	141,855	130,136
Common Share Data:					
Price at end of period	$ 22.44	$ 21.54	$ 23.41	$ 23.04	$ 21.94
High during period	$ 23.22	$ 24.64	$ 24.50	$ 24.66	$ 25.28
Low during period	$ 20.17	$ 19.09	$ 22.55	$ 21.28	$ 20.42
Annualized dividends paid per share (2)	$ 1.52	$ 1.48	$ 1.48	$ 1.48	$ 1.48
Annualized dividend yield (at end of period) (2)	6.8%	6.9%	6.3%	6.4%	6.7%
Annualized Normalized FFO multiple (at end of period)	13.4x	12.5x	13.3x	13.1x	12.5x
Market Capitalization:					
Total debt (book value)	$ 1,827,385	$ 1,604,777	$ 1,552,161	$ 1,347,067	$ 1,204,890
Plus: market value of common shares (at end of period)	3,649,776	3,305,227	3,321,270	3,268,547	3,112,299
Total market capitalization	$ 5,477,161	$ 4,910,004	$ 4,873,431	$ 4,615,614	$ 4,317,189
Total debt / total market capitalization	33.4%	32.7%	31.8%	29.2%	27.9%
Book Capitalization:					
Total debt	$ 1,827,385	$ 1,604,777	$ 1,552,161	$ 1,347,067	$ 1,204,890
Plus: total shareholders' equity	2,472,606	2,309,524	2,103,022	2,110,918	2,127,977
Total book capitalization	$ 4,299,991	$ 3,914,301	$ 3,655,183	$ 3,457,985	$ 3,332,867
Total debt / total book capitalization	42.5%	41.0%	42.5%	39.0%	36.2%
Selected Balance Sheet Data:					
Total assets	$ 4,383,048	$ 4,003,313	$ 3,733,418	$ 3,525,408	$ 3,392,656
Total liabilities	$ 1,910,442	$ 1,693,789	$ 1,630,396	$ 1,414,490	$ 1,264,679
Gross book value of real estate assets (3)	$ 4,721,591	$ 4,294,821	$ 4,076,397	$ 3,873,118	$ 3,761,712
Total debt / gross book value of real estate assets (3)	38.7%	37.4%	38.1%	34.8%	32.0%
Selected Income Statement Data:					
Total revenues (4)	$ 136,603	$ 113,700	$ 101,162	$ 98,552	$ 97,363
Net operating income (NOI) (5)	$ 109,524	$ 93,547	$ 89,860	$ 88,119	$ 90,959
EBITDA (6)	$ 95,305	$ 90,305	$ 86,057	$ 84,932	$ 78,128
Net income	$ 38,599	$ 29,996	$ 51,048	$ 31,776	$ 33,864
Normalized FFO (7)	$ 67,932	$ 65,368	$ 62,609	$ 62,115	$ 57,189
Common distributions paid (2)	$ 61,030	$ 56,748	$ 52,490	$ 52,486	$ 47,167
Per Share Data:					
Net income	$ 0.24	$ 0.20	$ 0.36	$ 0.22	$ 0.26
Normalized FFO (7)	$ 0.42	$ 0.43	$ 0.44	$ 0.44	$ 0.44
Common distributions paid (2)	$ 0.38	$ 0.37	$ 0.37	$ 0.37	$ 0.37
Normalized FFO payout ratio (2) (7)	90.5%	86.0%	84.1%	84.1%	84.1%
Coverage Ratios:					
EBITDA (6) / interest expense	3.5x	3.7x	3.7x	3.7x	3.7x
Total debt / annualized EBITDA (6)	4.8x	4.4x	4.5x	4.0x	3.9x



(1) SNH has no outstanding common shares equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(4) During the fourth quarters of 2011 and 2010, we recognized $11.3 million and $10.3 million of percentage rent for the years ended December 31, 2011 and 2010, respectively.
(5) See Exhibit A for the calculation of NOI.
(6) See Exhibit B for the calculation of EBITDA.
(7) See Exhibit C for the calculation of Normalized FFO.


SNH



CONDENSED CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	As of December 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 564,628	$ 446,622
Buildings, improvements and equipment	4,156,963	3,315,090
	4,721,591	3,761,712
Less accumulated depreciation	630,261	538,872
	4,091,330	3,222,840
Cash and cash equivalents	23,560	10,866
Restricted cash	7,128	4,994
Deferred financing fees, net	25,434	16,262
Acquired real estate leases, net	100,235	63,593
Loan receivable (1)	38,000	-
Other assets	97,361	74,101
Total assets	$ 4,383,048	$ 3,392,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 128,000
Senior unsecured notes, net of discount	965,770	422,880
Secured debt and capital leases	861,615	654,010
Accrued interest	22,281	14,993
Assumed real estate lease obligations, net	17,778	18,239
Other liabilities	42,998	26,557
Total liabilities	1,910,442	1,264,679
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 174,700,000 shares authorized, 162,646,046 and 141,854,657 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	1,626	1,418
Additional paid in capital	2,944,212	2,510,373
Cumulative net income	907,937	756,518
Cumulative other comprehensive income	(3,772)	13,536
Cumulative distributions	(1,377,397)	(1,153,868)
Total shareholders' equity	2,472,606	2,127,977
Total liabilities and shareholders' equity	$ 4,383,048	$ 3,392,656

(1) In May 2011, we and Five Star entered into a loan agreement under which we agreed to lend Five Star up to $80.0 million, or the Bridge Loan, to fund Five Star's purchase price for six senior living communities. As of December 31, 2011, the Bridge Loan was secured by three of the senior living communities that Five Star acquired as part of this transaction and four other senior living communities owned by Five Star. The Bridge Loan matures on July 1, 2012 and bears interest at a rate equal to the annual rates of interest applicable to our borrowings under our revolving credit facility, plus 1%. Since June 2011, Five Star has borrowed all $80.0 million under this Bridge Loan and then repaid $42.0 million. As of December 31, 2011, $38.0 million in aggregate principal amount was outstanding and no additional borrowings were available under this Bridge Loan.

CONDENSED CONSOLIDATED STATEMENT OF INCOME


SNH

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Revenues:				
Rental income (1)	$ 120,327	$ 97,363	$ 422,166	$ 340,113
Residents fees and services (2)	16,276	-	27,851	-
Total revenues	136,603	97,363	450,017	340,113
Expenses:				
Depreciation	31,145	23,270	113,265	90,409
Property operating expenses	27,079	6,404	68,967	20,169
General and administrative	6,528	5,345	26,041	21,677
Acquisition related costs	5,692	2,885	12,239	3,610
Impairment of assets	796	4,870	1,990	5,965
Total expenses	71,240	42,774	222,502	141,830
Operating income	65,363	54,589	227,515	198,283
Interest and other income	581	198	1,451	844
Interest expense	(27,425)	(20,862)	(98,262)	(80,017)
Loss on early extinguishment of debt	-	-	(427)	(2,433)
Gain on sale of properties	-	-	21,315	109
Equity in earnings (losses) of an investee	28	16	139	(1)
Income before income tax expense'	38,547	33,941	151,731	116,785
Income tax benefit (expense)	52	(77)	(312)	(300)
Net income	$ 38,599	$ 33,864	$ 151,419	$ 116,485
Weighted average common shares outstanding	160,946	130,136	149,577	128,092
Net income per share	$ 0.24	$ 0.26	$ 1.01	$ 0.91
Additional Data:				
General and administrative expenses / total revenues	4.8%	5.5%	5.8%	6.4%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%	0.6%	0.6%
Straight-line rent included in rental income (1)	$ 3,080	$ 1,625	$ 11,457	$ 6,093
Lease Value Amortization included in rental income (1)	$ (481)	$ (136)	$ 93	$ (891)
Percentage rent, estimated (3)	$ (8,300)	$ (7,700)	$ -	$ -
Amortization of deferred financing fees and debt discounts	$ 1,561	$ 649	$ 5,067	$ 2,496
Non-cash stock based compensation, estimated	$ 421	$ 365	$ 1,659	$ 1,445
Loss on early extinguishment of debt settled in cash	$ -	$ -	$ -	$ 1,280
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Twenty-two (22) senior living communities we acquired since June 2011 are leased to our TRS and managed by Five Star for our account. We recognize residents fees and services as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the residents with 30 days' notice.

(3) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, for purposes of providing additional data to investors, we provide estimated amounts of percentage rents with respect to those periods; the fourth quarter calculations exclude percentage rents we presented for the first three quarters. During the fourth quarters of 2011 and 2010, we recognized $11.3 million and $10.3 million of percentage rent for the years ended December 31, 2011 and 2010, respectively.




SNH



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	For the Year Ended	
	12/31/2011	12/31/2010
Cash flows from operating activities:		
Net income	$ 151,419	$ 116,485
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	113,265	90,409
Amortization of deferred financing fees and debt discounts	5,067	2,496
Amortization of acquired real estate leases	(93)	891
Loss on early extinguishment of debt	427	2,433
Impairment of assets	1,990	5,965
Gain on sale of properties	(21,315)	(109)
Equity in (earnings) losses of an investee	(139)	1
Change in assets and liabilities:		
Restricted cash	(2,134)	(772)
Other assets	(18,798)	(10,733)
Accrued interest	7,288	1,300
Other liabilities	18,582	6,939
Cash provided by operating activities	255,559	215,305
Cash flows used for investing activities:		
Acquisitions	(837,745)	(467,441)
Loan receivable from Five Star Quality Care, Inc.	(80,000)	-
Principal repayments on loan receivable	42,000	-
Investment in Five Star Quality Care, Inc.	(5,000)	-
Investment in Affiliates Insurance Company	-	(76)
Proceeds from sale of properties	38,663	1,450
Cash used for investing activities	(842,082)	(466,067)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	432,233	281,986
Proceeds from issuance of unsecured senior notes, net of discount	541,984	197,852
Proceeds from borrowings on revolving credit facility	690,000	461,000
Repayments of borrowings on revolving credit facility	(818,000)	(393,000)
Redemption of senior notes	-	(98,780)
Repayment of other debt	(9,711)	(8,506)
Payment of deferred financing fees	(13,760)	(4,661)
Distributions to shareholders	(223,529)	(184,757)
Cash provided by financing activities	599,217	251,134
Increase in cash and cash equivalents	12,694	372
Cash and cash equivalents at beginning of period	10,866	10,494
Cash and cash equivalents at end of period	$ 23,560	$ 10,866
Supplemental cash flow information:		
Interest paid	$ 85,907	$ 76,221
Income taxes paid	264	259
Non-cash investing activities:		
Acquisitions funded by assumed debt	(217,317)	(2,458)
Non-cash financing activities:		
Assumption of mortgage notes payable	217,317	2,458
Issuance of common shares pursuant to our equity compensation plans	1,814	2,058

DEBT SUMMARY


SNH

DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property (3)	6.030%	6.030%	$ 12,400	3/11/2012	$ 12,372	0.2
Mortgage - secured by 1 property	6.730%	6.730%	2,356	6/30/2012	2,329	0.5
Mortgages - secured by 16 properties	6.330%	6.970%	30,580	7/1/2012	30,579	0.5
Mortgage - secured by 1 property (4)	6.070%	6.070%	3,177	9/1/2012	3,118	0.7
Mortgage - secured by 1 property	6.500%	6.500%	4,224	1/11/2013	4,137	1.0
Mortgages - secured by 4 properties	6.420%	6.110%	10,920	12/1/2013	10,565	1.9
Mortgage - secured by 2 properties	6.310%	6.910%	14,009	12/1/2013	13,404	1.9
Mortgages - secured by 2 properties	5.830%	5.830%	37,619	6/1/2014	35,807	2.4
Mortgage - secured by 1 property (4)	5.650%	5.650%	5,215	6/1/2015	4,867	3.4
Mortgage - secured by 1 property	6.365%	6.365%	11,747	7/1/2015	11,225	3.5
Mortgages - secured by 3 properties	5.660%	5.660%	13,310	7/11/2015	12,326	3.5
Mortgage - secured by 1 property	5.880%	5.880%	2,946	7/11/2015	2,687	3.5
Mortgage - secured by 1 property	5.810%	5.810%	4,684	10/11/2015	4,325	3.8
Mortgage - secured by 1 property	5.970%	5.970%	6,581	4/11/2016	3,118	4.3
Mortgages - secured by 2 properties	5.924%	5.924%	93,133	11/1/2016	79,415	4.8
Mortgage - secured by 1 property	6.250%	6.250%	12,695	11/11/2016	11,820	4.9
Mortgages - secured by 8 properties (5)	6.540%	6.540%	47,688	5/1/2017	42,334	5.3
Mortgage - secured by 28 properties (6)	6.710%	6.710%	300,669	9/1/2019	266,704	7.7
Mortgage - secured by 1 property (7)	7.310%	7.310%	3,515	1/1/2022	41	10.0
Mortgage - secured by 1 property (7)	7.850%	7.850%	1,725	1/1/2022	21	10.0
Capital leases - 2 properties	7.700%	7.700%	14,211	4/30/2026	-	14.3
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	15.9
Mortgage - secured by 1 property	6.250%	6.250%	3,619	2/1/2033	26	21.1
Mortgage - secured by 2 properties	5.950%	5.950%	9,623	9/1/2038	1,211	26.7
Weighted average rate / total secured fixed rate debt	6.422%	6.460%	$ 661,346		$ 567,131	6.4
Secured Floating Rate Debt:						
Mortgage - secured by 28 properties (6)	6.392%	6.392%	$ 200,078	9/1/2019	$ 176,119	7.7
Weighted average rate / total secured debt	6.415%	6.444%	$ 861,424		$ 743,250	6.7
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (8)	0.000%	0.000%	$ -	6/24/2015	$ -	3.5
Unsecured Fixed Rate Debt:						
Senior notes due 2012 (9)	8.625%	8.625%	$ 225,000	1/15/2012	$ 225,000	0.0
Senior notes due 2016	4.300%	4.300%	250,000	1/15/2016	250,000	4.0
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	8.3
Senior notes due 2021 (10)	6.750%	6.750%	300,000	12/15/2021	300,000	10.0
Weighted average rate / total unsecured fixed rate debt	6.554%	6.554%	$ 975,000		$ 975,000	5.8
Weighted average rate / total unsecured debt	6.554%	6.554%	$ 975,000		$ 975,000	5.8
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.422%	6.460%	$ 661,346		$ 567,131	6.4
Weighted average rate / total secured variable rate debt	6.392%	6.392%	200,078		176,119	7.7
Weighted average rate / total unsecured floating rate debt	0.000%	0.000%	-		-	3.5
Weighted average rate / total unsecured fixed rate debt	6.554%	6.554%	975,000		975,000	5.8
Weighted average rate / total debt	6.489%	6.503%	$ 1,836,424		$ 1,718,250	6.2



(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(2) The principal balances are the amounts stated in the contracts. In accordance with U.S. generally accepted accounting principles, or GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.
(3) In February 2012 we repaid this debt.
(4) These two mortgages are secured by one property.
(5) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.
(6) A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate.
(7) These two mortgages are secured by one property.
(8) Represents amounts outstanding under SNH's $750.0 million revolving credit facility at December 31, 2011. At the option of SNH and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.
(9) In January 2012, we repaid, at maturity, all $225.0 million of our outstanding 8.625% unsecured senior notes.
(10) In December 2011, we sold $300.0 million of unsecured senior notes. The notes require interest at a fixed rate of 6.75% per annum and are due in 2021.


SNH

DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt and Capital Leases	Secured Floating Rate Debt	Unsecured Floating Rate Debt (1)	Unsecured Fixed Rate Debt	Total
2012	$ 58,748	$ 2,371	$ -	$ 225,000 (2)	$ 286,119
2013	38,646	2,670	-	-	41,316
2014	46,313	2,848	-	-	49,161
2015	45,930	3,037	-	-	48,967
2016	107,383	3,204	-	250,000	360,587
2017	48,842	3,453	-	-	52,295
2018	7,002	3,683	-	-	10,685
2019	272,333	178,812	-	-	451,145
2020	2,071	-	-	200,000	202,071
2021 and thereafter	34,078	-	-	300,000 (3)	334,078
	$ 661,346	$ 200,078	$ -	$ 975,000	$ 1,836,424

(1) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2011. At the option of SNH and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.

(2) In January 2012, we repaid, at maturity, all $225.0 million of our outstanding 8.625% unsecured senior notes.

(3) In December 2011, we sold $300.0 million of unsecured senior notes. The notes require interest at a fixed rate of 6.75% per annum and are due in 2021.


SNH

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Leverage Ratios:					
Total debt / total market capitalization	33.4%	32.7%	31.8%	29.2%	27.9%
Total debt / total book capitalization	42.5%	41.0%	42.5%	39.0%	36.2%
Total debt / total assets	41.7%	40.1%	41.6%	38.2%	35.5%
Total debt / gross book value of real estate assets (1)	38.7%	37.4%	38.1%	34.8%	32.0%
Secured debt / total assets	19.7%	18.1%	18.7%	18.5%	19.3%
Variable rate debt / total debt	10.9%	25.6%	24.8%	17.0%	27.6%
Coverage Ratios:					
EBITDA (2) / interest expense	3.5x	3.7x	3.7x	3.7x	3.7x
Total debt / annualized EBITDA (2)	4.8x	4.4x	4.5x	4.0x	3.9x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	37.2%	35.5%	36.4%	33.2%	30.8%
Secured debt / adjusted total assets - allowable maximum 40.0%	17.5%	16.0%	16.4%	16.1%	16.7%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.68x	3.86x	3.86x	3.83x	3.72x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.62x	4.20x	4.04x	4.80x	5.75x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.


SNH

ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property	Number of Properties	Units	Purchase Price (2)	Purchase Price Per Unit	Initial Lease / Cap Rate (3)		Tenant
5/1/2011	Illinois	Assisted Living	1	73	$ 7,500	$ 103	8.0%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	4	523	82,073	157	7.5%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	10	824	114,521	139	7.1%	(4)	Our TRS
7/22/2011	Florida	Assisted Living	1	83	10,235	123	7.5%		Five Star
7/22/2011	Florida	Assisted Living	2	269	34,436	128	7.1%	(4)	Our TRS
8/9/2011	Florida	Assisted Living	1	121	17,158	142	7.1%	(4)	Our TRS
12/1/2011	California	Assisted Living	1	57	11,300	198	9.6%		Our TRS
12/15/2011	Various	Independent Living	8	1,916	379,000	198	7.3%	(5)	Our TRS
2/1/2012	Alabama	Assisted Living	1	92	11,300	123	7.7%		Our TRS
	Total / Wtd. Avg. Senior Living Acquisitions		29	3,958	$ 667,523	$ 169	7.4%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (2)	Purchase Price per Sq. Ft.	Cap Rate (3)		Weighted Average Remaining Lease Term (6)	Occupancy (7)	Major Tenant
1/25/2011	Minnesota	MOB	1	83	$ 14,150	$ 171	9.7%		8.2	100.0%	WuXi AppTec
1/26/2011	Various	MOB	6	737	95,870	130	9.0%	(8)	6.0	96.0%	Various
5/20/2011	Minnesota	MOB	1	50	7,200	144	9.7%		7.7	100.0%	Allina Medical Clinic
6/6/2011	Florida	MOB	3	125	14,550	116	9.5%		2.8	86.6%	Sage Healthcare
7/26/2011	Florida	MOB	1	32	5,200	163	9.5%		2.8	86.6%	Sage Healthcare
9/30/2011	Various	MOB	13	1,310	167,000	127	9.2%	(9)	5.0	95.0%	Various
11/22/2011	Virginia	MOB	2	46	11,425	248	8.6%		6.5	100.0%	HCA
12/1/2011	Indiana	MOB	1	94	21,000	223	8.4%		9.8	94.8%	Indiana Internal Medicine Consultants LLC
	Total / Wtd. Avg. MOB Acquisitions		28	2,477	$ 336,395	$ 136	9.1%		6.1		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (10)	NBV	Book Gain on Sale
5/1/2011	Georgia	Skilled Nursing	2	$ 12,750	$ 5,756	$ 6,907
5/6/2011	Pennsylvania	Assisted Living	1	800	-	771
5/13/2011	Massachusetts	MOB	1	310	260	29
6/1/2011	Georgia	Skilled Nursing	1	5,250	2,868	2,319
6/29/2011	Massachusetts	MOB	1	525	436	51
6/30/2011	New Jersey	Skilled Nursing	1	19,825	8,228	11,238
	Total Dispositions		7	39,460	$ 17,548	$ 21,315

(1) During the quarter and year ended December 31, 2011, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $7.4 million and $33.3 million, respectively of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $592,000 and $2.7 million, respectively. These amounts are not included in the table above.

(2) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(3) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(4) In May 2011, we entered into agreements to acquire 15 communities, which upon acquisition, will be leased to our TRS and managed by Five Star under long term contracts. To date, we have acquired 13 of the 15 communities. The cap rate presented for these properties is the cap rate for the combined 15 managed communities based on historical results.

(5) In July 2011, we entered into an agreement to acquire nine communities, which upon acquisition, eight communities will be leased to our TRS and all nine communities will be managed by Five Star under long term contracts. To date, we have acquired eight of the nine communities. The cap rate presented for these properties is the cap rate for the combined nine managed communities based on expected results in our first year of ownership.

(6) Weighted average remaining lease term based on rental income.

(7) Occupancy as of acquisition date.

(8) During the fourth quarter of 2010, we entered a series of agreements to acquire 27 MOBs for an aggregate purchase price of $470.0 million, excluding closing costs. Twenty one (21) of these MOBs were acquired in 2010 and six were acquired in 2011. The cap rate presented for the six properties listed above is the cap rate for the 27 properties combined on the date the acquisition was announced.

(9) The cap rate presented for these properties is the cap rate for the 13 properties combined on the date the acquisition was announced.

(10) Sale price excludes closing costs, if any.

PORTFOLIO INFORMATION


SADLER CLINIC
FIRE LANE NO PARKING

Sadler Clinic, Conroe, TX.
Medical Office Building.
Major Tenant: Montgomery County Management Co., LLC.
Square Feet: 58,605.


SNH

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands except annualized rental income per living unit, bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	Percent	Investment per Unit / Bed or Square Foot (2)	Q4 2011 NOI (3)	Percent
Facility Type:								
Independent living (4)	56	14,163		$ 1,638,263	34.7%	$ 115.7	$ 35,802	32.6%
Assisted living (4)	145	10,491		1,217,449	25.8%	$ 116.0	29,579	27.0%
Nursing homes (4)	48	5,024		205,155	4.3%	$ 40.8	5,830	5.3%
Rehabilitation hospitals	2	364		70,792	1.5%	$ 194.5	2,604	2.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	$ 221.7	4,439	4.1%
Medical office buildings (MOBs) (5)	108	7,630,000	sq. ft.	1,409,915	29.9%	$ 184.8	31,270	28.6%
Total	369			$ 4,721,591	100.0%		$ 109,524	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,539		$ 672,904	14.2%	$ 102.9	$ 15,192	13.8%
Five Star (Lease No. 2)	48	6,140		556,609	11.8%	$ 90.7	14,726	13.4%
Five Star (Lease No. 3)	28	5,618		650,218	13.8%	$ 115.7	17,312	15.8%
Five Star (Lease No. 4)	25	2,614		270,991	5.7%	$ 103.7	6,308	5.8%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		325,165	6.9%	$ 79.5	11,818	10.8%
Brookdale Senior Living, Inc.	18	894		61,122	1.3%	$ 68.4	3,377	3.1%
5 private companies (combined)	7	959		36,087	0.8%	$ 37.6	1,236	1.1%
TRS Managed (7)	22	3,187		558,563	11.8%	$ 175.3	3,846	3.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	$ 221.7	4,439	4.1%
Multi-tenant MOBs (5)	108	7,630,000	sq. ft.	1,409,915	29.9%	$ 184.8	31,270	28.6%
Total	369			$ 4,721,591	100.0%		$ 109,524	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at December 31, 2011.

(3) See Exhibit A for the calculation of NOI. During the fourth quarter of 2011, we recognized $11.3 million of percentage rent for the year ended December 31, 2011.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees this lease.

(7) These 22 senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star.


SNH

OCCUPANCY BY PROPERTY TYPE AND TENANT

	For the Twelve Months Ended (1)				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Property Type:					
Independent living (2)	87.0%	87.1%	87.3%	87.4%	87.1%
Assisted living (2)	86.3%	86.7%	87.0%	87.3%	87.6%
Nursing homes (2)	80.7%	81.8%	82.4%	82.8%	83.1%
Rehabilitation hospitals	60.4%	60.5%	60.2%	58.7%	58.8%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (3)	96.4%	96.6%	97.1%	97.0%	97.5%
Tenant:					
Five Star (Lease No. 1)	84.3%	85.6%	86.5%	86.9%	87.3%
Five Star (Lease No. 2)	82.2%	82.1%	82.1%	81.9%	81.7%
Five Star (Lease No. 3)	86.2%	86.7%	87.2%	87.7%	87.9%
Five Star (Lease No. 4)	84.2%	83.4%	83.4%	83.4%	83.4%
Sunrise Senior Living, Inc. / Marriott	89.6%	89.8%	89.8%	89.8%	89.6%
Brookdale Senior Living, Inc.	92.1%	92.1%	92.6%	92.9%	92.8%
5 private senior living companies (combined)	84.0%	83.8%	84.1%	84.0%	83.6%
TRS Managed (4)	82.8%	80.8%	NA	NA	NA
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (3)	96.4%	96.6%	97.1%	97.0%	97.5%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of December 31, 2011 was 95.9%.

(4) These 22 senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star. The occupancy from the date of acquisition through December 31, 2011 was 84.2%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.


SNH

RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

	For the Twelve Months Ended				
Tenant	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Five Star (Lease No. 1)	1.23x	1.26x	1.31x	1.31x	1.28x
Five Star (Lease No. 2)	1.42x	1.41x	1.39x	1.37x	1.34x
Five Star (Lease No. 3)	1.48x	1.51x	1.52x	1.53x	1.51x
Five Star (Lease No. 4)	1.13x	1.11x	1.12x	1.11x	1.09x
Sunrise Senior Living, Inc. / Marriott	1.60x	1.56x	1.46x	1.40x	1.35x
Brookdale Senior Living, Inc.	2.23x	2.24x	2.22x	2.21x	2.18x
5 private senior living companies (combined)	2.75x	2.52x	2.50x	2.42x	2.21x
Wellness centers	2.14x	2.16x	2.16x	2.18x	2.18x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.

MOB PORTFOLIO AND SAME STORE - RESULTS OF OPERATIONS


SNH

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Number of Properties	108	82	108	82
Square Feet (1)	7,630	5,163	7,630	5,163
Occupancy (2)	95.9%	97.0%	95.9%	97.0%
Rental Income (3)	$ 45,922	$ 25,589	$ 161,809	$ 85,152
NOI (4)	$ 31,270	$ 19,224	$ 114,481	$ 64,983
NOI Margin % (5)	68.1%	75.1%	70.8%	76.3%
NOI % Growth	62.7%	--	76.2%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Year Ended (7)	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Number of Properties	58	58	54	54
Square Feet (1)	3,025	3,025	2,852	2,852
Occupancy (2)	98.3%	98.5%	98.6%	98.8%
Rental Income (3)	$ 21,243	$ 21,584	$ 79,435	$ 78,900
NOI (4)	$ 16,368	$ 16,382	$ 61,231	$ 60,666
NOI Margin % (5)	77.1%	75.9%	77.1%	76.9%
NOI % Growth	-0.1%	--	0.9%	--

(1) Prior periods exclude space remeasurements made during the current period.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple-net lease rental income.
(4) See Exhibit A for the calculation of NOI.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since October 1, 2010.
(7) Based on properties owned continuously since January 1, 2010.


SNH

MOB TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended (1)				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Tenant improvements (TI)	$ 822	$ 992	$ 1,468	$ 974	$ 1,854
Leasing costs (LC)	273	561	430	1,336	363
Total TI and LC	1,095	1,553	1,898	2,310	2,217
Building improvements (2)	602	318	119	182	421
Development, redevelopment and other activities (3)	834	100	111	42	118
Total capital improvements, including TI and LC	$ 2,531	$ 1,971	$ 2,128	$ 2,534	$ 2,756
Sq. ft. beginning of period	7,490	6,147	5,982	5,163	3,039
Sq. ft. end of period	7,630	7,490	6,147	5,982	5,163
Average sq. ft. during period	7,560	6,819	6,065	5,573	4,101
Building improvements per average sq. ft. during period	$ 0.08	$ 0.05	$ 0.02	$ 0.03	$ 0.10

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.


SNH

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Properties	108	105	91	89	82
Total sq. ft. (1)	7,630	7,490	6,147	5,982	5,163
Occupancy (2)	95.9%	96.4%	96.6%	97.1%	97.0%
Leasing Activity (sq. ft.):					
New leases	6	11	6	17	32
Renewals	77	197	115	146	21
Total	83	208	121	163	53
% Change in GAAP Rent (3):					
New leases	50.1%	19.4%	41.2%	95.5%	-6.7%
Renewals	4.3%	3.2%	-2.8%	-25.5%	3.5%
Weighted average	7.3%	5.9%	0.3%	-18.4%	-2.6%
Capital Commitments (4):					
New leases	$ 199	$ 243	$ 127	$ 378	$ 968
Renewals	476	753	2,351	1,606	413
Total	$ 675	$ 996	$ 2,478	$ 1,984	$ 1,381
Capital Commitments per Sq. Ft. (4):					
New leases	$ 33.17	$ 22.09	$ 21.17	$ 22.53	$ 30.25
Renewals	$ 6.18	$ 3.82	$ 20.44	$ 11.02	$ 19.67
Total	$ 8.13	$ 4.79	$ 20.48	$ 12.21	$ 26.06
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.5	5.8	8.3	5.7	5.1
Renewals	5.5	4.8	7.1	7.0	7.6
Total	5.5	5.0	7.2	6.8	6.2
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 6.03	$ 3.81	$ 2.55	$ 3.95	$ 5.93
Renewals	$ 1.12	$ 0.80	$ 2.88	$ 1.57	$ 2.59
Total	$ 1.48	$ 0.96	$ 2.84	$ 1.80	$ 4.20

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.


SNH

MOB TENANTS REPRESENTING 1% OR MORE OF TOTAL MOB RENT

(dollars and sq. ft. in thousands)

	Tenant	Sq. Ft. (1)	% of Total Sq. Ft. (1)	Annualized Rental Income 12/31/2011 (2)	% of Annualized Rental Income (2)	Expiration
1	Aurora Health Care, Inc.	643	8.8%	$ 16,896	9.1%	2024
2	The Scripps Research Institute	164	2.2%	10,258	5.6%	2019
3	Cedars-Sinai Medical Center	111	1.5%	9,562	5.2%	2012 - 2017
4	Reliant Medical Group, Inc.	381	5.2%	7,594	4.1%	2019
5	Covidien PLC	315	4.3%	5,721	3.1%	2017
6	Abbott Laboratories	198	2.7%	4,447	2.4%	2017
7	Presbyterian Healthcare	317	4.3%	4,315	2.3%	2014 - 2015
8	Columbia/HCA/St. David's Health	117	1.6%	4,311	2.3%	2015 - 2020
9	Health Insurance Plan of GNY	122	1.7%	4,076	2.2%	2015 & 2034
10	Children's Hospital	83	1.1%	3,655	2.0%	2028
11	Boston Scientific Corporation	170	2.3%	3,640	2.0%	2013
12	WellPoint, Inc.	211	2.9%	2,857	1.5%	2014
13	Oklahoma City Clinics	210	2.9%	2,814	1.5%	2016
14	Hematology-Oncology Association of NY	66	0.9%	2,276	1.2%	2023
15	Stryker Corporation	122	1.7%	2,248	1.2%	2020
16	Quest Diagnostics Incorporated	126	1.7%	2,068	1.1%	2013 - 2016
17	Boeing Company	95	1.3%	1,953	1.1%	2012
18	Emory Healthcare, Inc.	109	1.5%	1,937	1.0%	2017 - 2020
19	WuXi PharmaTech (Cayman) Inc.	83	1.1%	1,896	1.0%	2019
20	Winthrop University Hospital	48	0.7%	1,834	1.0%	2015 - 2021
	All Other MOB Tenants	3,629	49.6%	90,344	49.1%	
	Total MOB Tenants	7,320	100.0%	$ 184,702	100.0%	

(1) Sq. ft. is pursuant to signed leases as of December 31, 2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease.

(2) Annualized rental income is rents pursuant to signed leases as of December 31, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization.


SNH

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)



Year	Annualized Rental Income (1): Short and Long Term Residential Care Communities (2)	Annualized Rental Income (1): MOBs	Annualized Rental Income (1): Wellness Centers	Annualized Rental Income (1): Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2012	$ -	$ 17,363	$ -	$ 17,363	3.9%	3.9%
2013	32,859	15,395	-	48,254	10.8%	14.7%
2014	-	21,198	-	21,198	4.7%	19.4%
2015	3,034	17,100	-	20,134	4.5%	23.9%
2016	1,314	16,723	-	18,037	4.0%	27.9%
2017	32,742	19,914	-	52,656	11.7%	39.6%
2018	-	6,833	-	6,833	1.5%	41.1%
2019	599	26,965	-	27,564	6.1%	47.2%
2020	-	9,819	-	9,819	2.2%	49.4%
2021 and thereafter	175,991	33,392	17,536	226,919	50.6%	100.0%
Total	$ 246,539	$ 184,702	$ 17,536	$ 448,777	100.0%	

Average remaining lease term for all properties (weighted by rent): 9.5 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds: Short and Long Term Residential Care Communities (Units / Beds) (3)	Living Units / Beds: Percent of Total Living Units / Beds Expiring	Living Units / Beds: Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet: MOBs (Square Feet)	Square Feet: Wellness Centers (Square Feet)	Square Feet: Total Square Feet	Square Feet: Percent of Total Square Feet Expiring	Square Feet: Cumulative Percent of Total Square Feet Expiring
2012	-	0.0%	0.0%	752,006	-	752,006	9.2%	9.2%
2013	4,091	15.2%	15.2%	547,044	-	547,044	6.7%	15.9%
2014	-	0.0%	15.2%	982,845	-	982,845	12.1%	28.0%
2015	423	1.6%	16.8%	758,663	-	758,663	9.3%	37.3%
2016	361	1.3%	18.1%	764,506	-	764,506	9.4%	46.7%
2017	3,508	13.1%	31.2%	829,917	-	829,917	10.2%	56.9%
2018	-	0.0%	31.2%	210,905	-	210,905	2.6%	59.5%
2019	175	0.7%	31.9%	888,623	-	888,623	11.0%	70.5%
2020	-	0.0%	31.9%	454,610	-	454,610	5.6%	76.1%
2021 and thereafter	18,297	68.1%	100.0%	1,131,303	812,000	1,943,303	23.9%	100.0%
Total	26,855	100.0%		7,320,422	812,000	8,132,422	100.0%	

(1) Annualized rental income is rents pursuant to signed leases as of December 31, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers.
(2) Excludes rent received from our TRS.
(3) Excludes 3,187 living units leased to our TRS.

EXHIBITS



Clear Creek Surgery Center, Wheat Ridge, CO.
Medical Office Building.
Square Feet: 14,695.


SNH

EXHIBIT A

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Calculation of NOI:				
Revenues:				
Rental income	$ 120,327	$ 97,363	$ 422,166	$ 340,113
Residents fees and services	16,276	-	27,851	-
Total revenues	136,603	97,363	450,017	340,113
Property operating expenses	27,079	6,404	68,967	20,169
Net operating income (NOI):	$ 109,524	$ 90,959	$ 381,050	$ 319,944
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 109,524	$ 90,959	$ 381,050	$ 319,944
Depreciation and amortization	(31,145)	(23,270)	(113,265)	(90,409)
General and administrative	(6,528)	(5,345)	(26,041)	(21,677)
Acquisition related costs	(5,692)	(2,885)	(12,239)	(3,610)
Impairment of assets	(796)	(4,870)	(1,990)	(5,965)
Operating income	65,363	54,589	227,515	198,283
Interest and other income	581	198	1,451	844
Interest expense	(27,425)	(20,862)	(98,262)	(80,017)
Loss on early extinguishment of debt	-	-	(427)	(2,433)
Gain on sale of properties	-	-	21,315	109
Equity in earnings (losses) of an investee	28	16	139	(1)
Income before income tax expense	38,547	33,941	151,731	116,785
Income tax benefit (expense)	52	(77)	(312)	(300)
Net income	$ 38,599	$ 33,864	$ 151,419	$ 116,485

We calculate NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

EXHIBIT B


SNH

CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

		For the Three Months Ended		For the Year Ended	
		12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income		$ 38,599	$ 33,864	$ 151,419	$ 116,485
Plus:	interest expense	27,425	20,862	98,262	80,017
	income tax (benefit) expense	(52)	77	312	300
	depreciation expense	31,145	23,270	113,265	90,409
	acquisition related costs	5,692	2,885	12,239	3,610
	loss on early extinguishment of debt	-	-	427	2,433
	impairment of assets	796	4,870	1,990	5,965
	percentage rent adjustment (1)	(8,300)	(7,700)	-	-
Less:	gain on sale of properties	-	-	(21,315)	(109)
EBITDA		$ 95,305	$ 78,128	$ 356,599	$ 299,110

(1) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of EBITDA excludes percentage rents we presented for the first three quarters. During the fourth quarters of 2011 and 2010, we recognized $11.3 million and $10.3 million of percentage rent for the years ended December 31, 2011 and 2010, respectively.

We calculate EBITDA as net income plus interest expense, taxes and depreciation and amortization. We adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt and impairment of assets and deduct gain on sale of properties, if any. We consider EBITDA to be an appropriate measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do.

EXHIBIT C


SNH

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income	$ 38,599	$ 33,864	$ 151,419	$ 116,485
Depreciation expense	31,145	23,270	113,265	90,409
Impairment of assets	796	4,870	1,990	5,965
Gain on sale of properties	-	-	(21,315)	(109)
FFO	70,540	62,004	245,359	212,750
Acquisition related costs	5,692	2,885	12,239	3,610
Loss on early extinguishment of debt	-	-	427	2,433
Percentage rent adjustment (1)	(8,300)	(7,700)	-	-
Normalized FFO	$ 67,932	$ 57,189	$ 258,025	$ 218,793
Weighted average shares outstanding	160,946	130,136	149,577	128,092
FFO per share	$ 0.44	$ 0.48	$ 1.64	$ 1.66
Normalized FFO per share	$ 0.42	$ 0.44	$ 1.73	$ 1.71

(1) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of Normalized FFO excludes percentage rents we presented for the first three quarters. During the fourth quarters of 2011 and 2010, we recognized $11.3 million and $10.3 million of percentage rent for the years ended December 31, 2011 and 2010, respectively.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude loss on early extinguishment of debt and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities determined in accordance with GAAP as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.